UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Astea International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04622E208

(CUSIP Number)

Alex S. Glovsky, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04622E208	SCHEDULE 13D

(1)	Names of Reporting Persons Kinetic Catalyst Partners LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF/WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 249,482

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 249,482

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 249,482

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 9: 7.0%

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 04622E208	SCHEDULE 13D

(1)	Names of Reporting Persons Robert B. Ashton

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 249,482

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 249,482

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 249,482

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row 9: 7.0%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 04622E208	SCHEDULE 13D

Item 1.	Security and Issuer

This statement relates to the shares of common stock (the “Common Stock”) of Astea International Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 240 Gibraltar Road,  Horsham, Pennsylvania 19044.

Item 2.	Identity and Background

This statement is filed on behalf of Kinetic Catalyst Partners LLC and Robert B Ashton (the “Reporting Persons”). Kinetic Catalyst Partners LLC is a Delaware limited liability company. Mr. Ashton is a citizen of the United States.

The principal business of Kinetic Catalyst Partners LLC is to make investments in, buy, sell, hold, pledge and assign securities. Mr. Ashton is Portfolio Manager of Kinetic Catalyst Partners LLC.

The business address for each of the Reporting Persons is 6 Occom Ridge, Hanover, NH 03755.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired by purchase on the open market for an aggregate purchase price of $975,513.34 using the personal funds of Mr. Ashton and the investment capital of Kinetic Catalyst Partners LLC.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock that they beneficially own in the ordinary course of their business of purchasing, selling, trading and investing in securities.

The Reporting Persons’ primary interest is to maximize the value of their investment. To this end, the Reporting Persons continually review the Issuer’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that may be entered into with the Issuer.

In recent days, the Reporting Persons have acquired additional shares of Common Stock. In the near future, the Reporting Persons intend to engage the management of the Issuer in discussions concerning the Issuer’s corporate governance and overall strategic direction, including potentially seeking representation on the Board of Directors or proposing a third party to serve as a member of the Board.

Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

CUSIP No. 04622E208	SCHEDULE 13D

(b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer’s business or corporate structure;
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

       (h)                      Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

       (a)                      As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 249,482 shares of Common Stock, which represents approximately 7.0%(1) of the issued and outstanding shares of Common Stock.

       (b)                      Each of the Reporting Persons has the shared power to vote or direct the vote, and the shared power to dispose of or direct the disposition of 249,482 shares of Common Stock, and the sole power to vote or direct the vote or to dispose or direct the disposition of no shares.(2)

(c) Kinetic Catalyst Partners LLC has purchased Common Stock on the open market in the last 60 days as follows:

Date	Purchaser	Number of Shares	Price Per Share
November 15, 2012	Robert B. Ashton IRA	20,999	$2.99
November 15, 2012	Kinetic Catalyst Partners LLC	18,826	$3.00
November 19, 2012	Robert B. Ashton IRA	5,776	$3.06
November 20, 2012	Robert B. Ashton IRA	1,500	$3.10
November 21, 2012	Kinetic Catalyst Partners LLC	1,000	$3.11
November 23, 2012	Robert B. Ashton IRA	5,400	$3.02
November 23, 2012	Kinetic Catalyst Partners LLC	5,000	$3.05
November 26, 2012	Kinetic Catalyst Partners LLC	1,700	$3.05

       (d)                      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

(1)  Based on 3,587,299 shares of Common Stock outstanding as November 9, 2012.

(2)  Robert B. Ashton, in his capacity as the Portfolio Manager of Kinetic Catalyst Partners LLC, has the legal power to direct the voting and disposition of the Common Stock beneficially owned by Kinetic Catalyst Partners LLC.

CUSIP No. 04622E208	SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Persons are not parties any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
None.

CUSIP No. 04622E208	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated:  November 27, 2012

KINETIC CATALYST PARTNERS LLC

By:	/s/ Robert B. Ashton
Name: Robert B. Ashton
Title: Portfolio Manager

/s/ Robert B. Ashton
Robert B. Ashton